SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

RESONANT INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
76118L102
(CUSIP Number)
Michael J. Fox Park City Capital, LLC 100 Crescent Court, Suite 700 Dallas, Texas 75201 (214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,370,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,370,000*
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,370,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

______________

*Include warrants to purchase 335,000 shares of common stock.

CUSIP No. 76118L102	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,370,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,370,000*
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,370,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

*Includes warrants to purchase 335,000 shares of common stock.

CUSIP No. 76118L102	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	51,367*
	8	SHARED VOTING POWER	1,370,000**
	9	SOLE DISPOSITIVE POWER	51,367*
	10	SHARED DISPOSITIVE POWER	1,370,000**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,421,367* **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

*Includes warrants to purchase 10,700 shares of common stock. Does not include 17,594 restricted stock units (RSUs), of which 5,967 RSUs were granted to Mr. Fox on June 7, 2016 and 11,627 RSUs were granted to Mr. Fox on June 6, 2017.

**Includes warrants to purchase 335,000 shares of common stock.

CUSIP No. 76118L102	13D	Page 5 of 7 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Resonant Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 7, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

The address of the principal office of the Master Fund, Park City Adviser, and Michael J. Fox has been changed to 100 Crescent Court, Suite 700, Dallas, Texas 75201. Mark Cook is no longer a director of the Master Fund.

Item 4. Purpose of Transaction.

Mr. Michael J. Fox has been a member of the Company’s Board of Directors since February 16, 2016. Mr. Fox is the managing member of Park City Capital, LLC, the investment advisor of Park City Capital Offshore Master, Ltd.

On April 1, 2018, Park City Capital Offshore Master, Ltd., Park City Capital, LLC and Mr. Fox (collectively, “Park City”) entered into a settlement agreement (the “Agreement”) with the Company to settle the proxy contest pertaining to the election of directors to the Company’s Board of Directors (the “Board”) at the Company’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”). Pursuant to the Agreement, the Company agreed to nominate new directors Brett Conrad, Alan Howe, Jack Jacobs, and Josh Jacobs, along with incumbent directors George Holmes, John Major, Janet Cooper, Jean Rankin and Michael Fox, for election to the Board at the 2018 Annual Meeting. It was agreed that current directors Robert Hammond, Thomas Joseph and Richard Kornfeld would not be nominated by the Company for re-election to the Board at the 2018 Annual Meeting. The Company also agreed to appoint at least one of Michael Fox or Alan Howe to serve on each of the Audit Committee, Compensation Committee and Nominating and Governance Committee of the Board and to disband the Strategy and Financing Committee of the Board.

Park City agreed to withdraw its notice of nominees to be elected to the Board at the 2018 Annual Meeting and agreed to a standstill until (i) the date that is thirty days prior to the date of the nomination deadline under the Company’s bylaws for directors in connection with the Company’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) or (ii) if the slate of directors to be nominated by the Company for election at the 2019 Annual Meeting includes three directors designated by Park City (without any obligation to so designate), the date that is thirty days prior to the nomination deadline for directors in connection with the Company’s 2020 annual meeting of stockholders. The Company agreed to reimburse Park City for its expenses related to the proxy contest, in the aggregate amount of $75,000.

The Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Park City’s nominees in their capacity as directors of the Company, or by such Board with the participation of Park City’s nominees. Each of the Reporting Persons reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 1,421,367 shares of Common Stock (including warrants to purchase 345,700 shares of Common Stock), which represents approximately 5.5% of the Company’s outstanding shares of Common Stock. In addition, Mr. Fox directly holds 17,594 restricted stock units, which each represent a contingent right to receive one share of Common Stock. Mr. Fox and the Master Fund directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by him or it in the applicable table set forth on the cover page to this Statement. Mr. Fox has the sole power to vote and to dispose of the shares and warrants directly held by him, as disclosed in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 25,668,293 shares, as reported in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission on March 23, 2018 pursuant to Rule 424(b) of the Securities Act of 1933, as amended, assuming the closing of the offering of the Company’s Common Stock on March 27, 2018.

CUSIP No. 76118L102	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Materials to Be Filed as Exhibits.

99.1	Settlement Agreement, dated April 1, 2018, by and among Park City Capital Offshore Master, Ltd., Park City Capital, LLC, Michael J. Fox and the Company, incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2018.

CUSIP No. 76118L102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: April 3, 2018

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

MICHAEL J. FOX

		By:	/s/ Michael J. Fox
Michael J. Fox